UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

William L. Cornog
c/o Wengen Alberta, Limited Partnership
c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, Maryland 21202

with a copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 W. Monroe Street
Chicago, Illinois  60661
Telephone: (312) 902-5493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
Wengen Alberta, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,147,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,147,116*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,147,116*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.17%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
Wengen Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,147,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,147,116*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,147,116*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to such Schedule 13D filed on April 25, 2018, November 15, 2018, November 21, 2018 and June 19, 2019, respectively (as so amended, the “Statement”). This Amendment No. 5 is being filed by the Reporting Persons to report the sale by Wengen of 15,000,000 shares of the Issuer’s Class A Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Purpose of Transaction.

Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

(a)-(f)    This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)  Wengen; and

(ii)  Wengen Investments Limited, a Cayman Islands exempted limited company (“Wengen GP” and, together with Wengen, the “Reporting Persons”).

Wengen GP is the General Partner of Wengen.  The limited partnership interests in Wengen are held by certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Point 72 Asset Management, L.P. (together with its affiliates, including Cohen Private Ventures, LLC, “CPV”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with certain of its affiliates and certain investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively, the “Wengen Investors”).  Each of the Wengen Investors separately makes Schedule 13D filings reporting its beneficial ownership of shares of Class A Common Stock.

Pursuant to the Wengen Securityholders Agreement (as defined in Item 6), the Wengen Investors are entitled to appoint representatives to the board of directors of Wengen GP.  At the time of the September 2019 Offering (as defined below), the following individuals were designated as directors of Wengen GP: Steven Taslitz and Christopher Hoehn-Saric, as representatives of Sterling; William Cornog and Brian Carroll, as representatives of KKR; Darren Friedman, as a representative of StepStone; Ian Snow, as a representative of Snow Phipps; and Andrew Cohen as a representative of CPV. As a result of the reduction in the percentage of the Issuer’s Common Stock (as defined in the Wengen Securityholders Agreement) beneficially owned by StepStone resulting from its sale of shares of Common Stock in the September 2019 Offering, StepStone’s right to designate directors to serve on the Wengen GP’s board of directors terminated. As of September 23, 2019, the director designated by Stepstone, Mr. Friedman, continues to serve on Wengen GP’s board of directors, however, pursuant to the Wengen Securityholders Agreement, such director must offer his resignation.

The business address, present principal occupation or employment and citizenship of each director of Wengen GP and the number of shares of Class A Common Stock beneficially owned by each such director are listed on Schedule I hereto.

(b)  The address of the principal business office of each of the Reporting Persons is:

c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, MD 21202

(c) Wengen is principally engaged in the business of investing in the Issuer.  Wengen GP is principally engaged in the business of being the general partner of Wengen.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

In connection with the closing of the November 2018 Offering, Bregal ceased to be the beneficial owner of a number of shares of the Issuer’s Common Stock required under the Wengen Securityholders Agreement for Bregal to continue to have the right to designate a director to serve on (1) the Wengen GP’s board of directors and (2) the Issuer’s board of directors. On December 5, 2018, Bregal’s representative, Mr. Van Doosselaere, resigned as a director of the Issuer and as a director of Wengen GP, effective as of December 8, 2018.

On September 9, 2019, the Issuer commenced an underwritten secondary public offering (the “September 2019 Offering”) of 15,000,000 shares of Class A Common Stock (the “Securities”) on behalf of Wengen as the sole selling stockholder, plus up to an additional 2,250,000 shares of Class A Common Stock subject to a 30-day over-allotment option granted to the Underwriter (as defined below), pursuant to a preliminary prospectus supplement filed by the Issuer with the SEC on September 9, 2019 under the Issuer’s registration statement on Form S-3 (File No. 333-224405).  Also on that date, the September 2019 Offering was priced and the Issuer and Wengen entered into the Underwriting Agreement (as defined below) with the Underwriter.  On September 12, 2019, Wengen consummated its sale of the Securities in the September 2019 Offering, all upon conversion of an equal number of shares of Class B Common Stock held by Wengen, as contemplated by the Underwriting Agreement and set forth in the final prospectus supplement filed by the Issuer with the SEC on September 11, 2019 (the “Supplement”). The Selling Stockholder received net proceeds (before expenses) of $250,800,000 (or $16.72 per share) from the sale of the Class A Common Stock. Morgan Stanley & Co. LLC (the “Underwriter”) acted as the representative of the several underwriters named in Schedule A to the Underwriting Agreement in the September 2019 Offering. For additional information regarding the Underwriting Agreement, see Item 6 below.

Of the shares sold by Wengen in the September 2019 Offering, such shares were sold on behalf of certain direct and indirect investors in Wengen as follows:

(i)  ILM Investments Limited Partnership, Laureate Co-Investors I Limited Partnership, Laureate Co-Investors II Limited Partnership, Laureate Co-Investors III Limited Partnership, Laureate Co-Investors IV Limited Partnership and Laureate Co-Investors V Limited Partnership (collectively, the “Sterling Co-Investment Funds”) sold an aggregate of 10,318,099 shares on behalf of Bregal Europe, Caisse, the Makena Funds, the SPT Funds, Stockwell and Vulcan (each as defined below) and other investors in the Sterling Co-Investment Funds.

(ii) Sterling Capital Partners II, L.P. sold 406,947 shares.

(iii) Sterling Capital Partners III, L.P. sold 997,654 shares.

(iv) Bregal Europe Co-Investment Limited Partnership (“Bregal Europe”) sold 330,315 shares, including  302,093 shares sold by the Sterling Co-Investment Funds on behalf of Bregal Europe as an investor in such funds.

(v) Caisse de dépôt et placement du Québec (“Caisse”) sold 4,628,953 shares, including 4,218,862 shares sold by the Sterling Co-Investment Funds on behalf of Caisse as an investor in such funds.

(vi) Citigroup Capital Partners II Employee Master Fund, L.P. and Co-Investment (Laureate) LLC sold 459,054 and 948,628 shares, respectively.

(vii) Makena Private Equity Master Fund B, L.P. (“Makena PE B”) and Makena Contingent Capital Account, L.P. (“Makena Contingent” and, together with Makena PE B, the “Makena Funds”), respectively, sold 2,399,901 (including 2,194,856 shares sold by the Sterling Co-Investment Funds on behalf of Makena PE B, as an investor in such funds) and 325,208 shares (consisting solely of shares sold by the Sterling Co-Investment Funds on behalf of Makena Contingent, as an investor in such funds).

(viii) SPT Capital Management, L.P. (“SPT Management”) and SPT Capital International, Ltd. (“SPT International” and, together with SPT Management, the “SPT Funds”) sold 515,630 and 1,440,476 shares, respectively, including 471,591 and 1,315,894 shares sold by the Sterling Co-Investment Funds on behalf of SPT Management and SPT International, respectively, as investors in such funds.

(x) StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holdings, L.P. and 2007 Co-Investment Portfolio, L.P. sold 233,575, 292,748 and 460,922 shares, respectively.

(xi) Stockwell Fund Limited Partnership (“Stockwell”) sold 291,872 shares, including 271,367 shares sold by the Sterling Co-Investment Funds on behalf of Stockwell as an investor in such funds.

(xii) Vulcan Education Holdings LLC (“Vulcan”) sold 716,921 shares, all of which were sold by the Sterling Co-Investment Funds on behalf of Vulcan as an investor in such funds.

(xiii) The Sterling Co-Investment Funds also sold 501,307 shares on behalf of other investors in such funds that collectively beneficially own less than 1% of the Class A Common Stock of the Issuer.

(xiv) Sterling Laureate, L.P. sold 49,889 shares on behalf of investors in such funds that collectively beneficially own less than 1% of the Class A Common Stock of the Issuer.

As a result of Wengen’s sale of shares of Class A Common Stock in the September 2019 Offering, Wengen and its investors ceased to own at least 40% of the Issuer’s Common Stock, and, consequently, Wengen’s right under the Wengen Securityholders Agreement to designate directors to serve on the Issuer’s board of directors terminated. As of September 23, 2019, each of the directors designated by Wengen continues to serve on the Issuer’s board of directors.  In addition, because of the reduction in the percentage of the Issuer’s Common Stock beneficially owned by StepStone resulting from its sale of shares of Common Stock in the September 2019 Offering, StepStone’s right under the Wengen Securityholders Agreement to designate directors to serve on the Wengen GP’s board of directors terminated. As of September 23, 2019, the director designated by Stepstone, Mr. Friedman, continues to serve on Wengen GP’s board of directors; however, pursuant to the Wengen Securityholders Agreement, Mr. Friedman must offer his resignation.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). As of September 23, 2019, following the September 2019 Offering, the Reporting Persons may be deemed to beneficially own, in the aggregate, 86,147,116 shares of Class A Common Stock, which represent, in the aggregate, approximately 39.17% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as a result of Wengen’s ownership of 86,147,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing such investor’s pro rata interest in Wengen.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6. As set forth in the Issuer’s Schedule 14A Proxy Statement with respect to the annual meeting of stockholders filed by the Issuer with the SEC on April 12, 2019, an aggregate of 540,872 shares of Class B Common Stock were subject to such voting proxy as of February 28, 2019.

The aggregate percentage beneficially owned by each of the Reporting Persons as reported in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 219,953,332 shares of Class A Common Stock, which includes (1) 133,806,216 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the September 2019 Offering, and (2) 86,147,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen, also reflecting the consummation of the September 2019 Offering. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that either Wengen or Wengen GP is the beneficial owner of any securities covered by this Statement.

The Wengen Investors and certain of their affiliates separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The Selling Stockholder agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Selling Stockholder, the Securities in the September 2019 Offering at a purchase price of $16.72 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated September 9, 2019, entered into by Wengen (as the Selling Stockholder), the Issuer and the Underwriter.

In connection with the September 2019 Offering, on September 9, 2019 Wengen also entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriter. The Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriter, for a period of 60 days after the date of the final prospectus supplement used to sell securities in the September 2019 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The descriptions of the Underwriting Agreement and Lock-up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit N and Exhibit O, respectively, to this Statement and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit N.	Underwriting Agreement dated September 9, 2019 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on September 12, 2019).
Exhibit O.	Lock-up Agreement dated September 9, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2019

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

SCHEDULE I

DIRECTORS OF WENGEN GP

The following sets forth the name, business address, principal occupation of each director of Wengen GP, the number of shares of the Issuer’s Class A Common Stock beneficially owned by each such director and a description of any transactions in the Issuer’s Class A Common Stock that were effected during the past sixty days by each such director.  Each director is a citizen of the United States.

Director and Business Address	Principal Occupation	Shares of Class A Common Stock Beneficially Owned	Transactions in the Issuer’s Class A Common Stock Within 60 Days
Brian Carroll c/o Laureate Education, Inc. 650 South Exeter Street Baltimore, Maryland 21202	Managing Partner Carroll Capital LLC	16,844 (2)	None
Andrew Cohen c/o Cohen Private Ventures, LLC 510 Madison Avenue New York, New York 10022	Managing Director Cohen Private Ventures, LLC	12,833 (3)	None
William Cornog c/o KKR Capstone Americas LLC 9 West 57th Street, 41st Floor New York, New York 10019	Global Head KKR Capstone Americas LLC	6,335	None
Darren Friedman c/o StepStone Group LP 885 Third Avenue, 17th Floor New York, New York 10022	Partner StepStone Group LP	See Footnote (4)	See Footnote (4)
R. Christopher Hoehn-Saric c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (1)	See Footnote (1)
Ian Snow c/o Snow Phipps Group, LLC 667 Madison Avenue New York, New York 10065	Chief Executive Officer and Co-Founding Partner Snow Phipps Group, LLC	1,363,698 (4)	None
Steven M. Taslitz c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (1)	See Footnote (1)

(1) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D to be filed by Sterling in connection with its sale of shares of Common Stock in the September 2019 Offering.

(2) Includes 4,611 shares of Class B Common Stock reserved for issuance upon distribution of Mr. Carroll’s Deferred Compensation Plan account when he retires from the Issuer’s board of directors.

(3) Represents 6,335 shares of Class A common stock issued to Cohen Private Ventures, LLC pursuant to the Company’s non-employee director compensation program at the request of Mr. Andrew Cohen in lieu of issuance to Mr. Andrew Cohen and 6,498 shares of Class B common stock issued to S.A.C. Capital Advisors, L.P. pursuant to the Company’s non-employee director compensation program at the request of Mr. Andrew Cohen in lieu of issuance to Mr. Andrew Cohen and subsequently transferred to Cohen Private Ventures, LLC. Mr. Andrew Cohen disclaims beneficial ownership over such securities.

(4) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D to be filed by StepStone in connection with its sale of shares of Common Stock in the September 2019 Offering.

(5) Includes 3,837 shares of Class B common stock held by Snow Phipps and 1,236,719, 4,071, 11,880, 39,972, and 64,400 shares of Class A common stock owned by Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P., respectively. Includes 2,819 shares of Class B common stock reserved for issuance upon distribution of Mr. Snow’s Post-2004 DCP account when he retires from the Company’s board of directors.